UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Digitalthink, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25388M100

                                 (CUSIP Number)

                               December 31, 2003
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 9 Pages

CUSIP No. 25388M100                   13G/A                  Page 2 of 9 Pages


-------------------------------------------------------------------------------
     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The Riverview Group LLC
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,750,725
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,750,725
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          3,750,725
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          7.32%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          OO
-------------------------------------------------------------------------------

CUSIP No. 25388M100                   13G/A                  Page 3 of 9 Pages


     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Millennium Holding Group, L.P.
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,750,725
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,750,725
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          3,750,725
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                             [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          7.32%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          PN
-------------------------------------------------------------------------------

CUSIP No. 25388M100                   13G/A                  Page 4 of 9 Pages


     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Millennium Management, LLC
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,750,725
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,750,725
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          3,750,725
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          7.32%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          OO
-------------------------------------------------------------------------------

CUSIP No. 25388M100                   13G/A                  Page 5 of 9 Pages



     (1)  Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Israel A. Englander
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only
-------------------------------------------------------------------------------
     (4)  Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares
               ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,750,725
Owned by
               ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting
               ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,750,725
-------------------------------------------------------------------------------
     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          3,750,725
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                 [ ]
-------------------------------------------------------------------------------
     (11) Percent of Class Represented by Amount in Row (9)
          7.32%
-------------------------------------------------------------------------------
     (12) Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

CUSIP No. 25388M100                   13G/A                  Page 6 of 9 Pages



            This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13G which was filed on October 3, 2003 (the "Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of Digitalthink, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2, 4, 8 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            The Riverview Group LLC
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Holding Group, L.P.
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

Item 2(d)  Title of Class of Securities

            Common Stock

Item 2(e)  CUSIP Number

            25388M100

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            Subject to the Ownership Limitation (defined below), as of the date of this filing, each Reporting Person may be deemed the beneficial owner of: (i) 547,600 shares of Common Stock held outright by The Riverview Group LLC, a Delaware limited liability company ("Riverview"), (ii) 1,562,500 shares of Common Stock that Riverview has the right to acquire pursuant to the terms of that certain Securities Purchase Agreement, dated as of September 8, 2003, by and among the Company, Riverview and Omicron Master Trust (the "Securities

CUSIP No. 25388M100                   13G/A                  Page 7 of 9 Pages



Purchase Agreement"), (iii) 1,093,750 shares of Common Stock currently issuable to Riverview upon the exercise of a certain warrant and (iv) 546,875 shares of Common Stock issuable upon the exercise of a certain warrant that Riverview has the right to acquire pursuant to the terms of the Securities Purchase Agreement.

            The number of shares of Common Stock into which the warrants referred to in the first paragraph of this Item 4(a) are exercisable is limited pursuant to the terms of the warrants to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

            In accordance with the Ownership Limitation, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 3,750,725 shares of Common Stock. (Based on the Company's Registration Statement on Form S-3 filed December 12, 2003, there were 49,586,338 shares of Common Stock issued and outstanding as of December 10, 2003. In addition, (i) Riverview holds the warrants to purchase 1,093,750 shares of Common Stock referred to in Item 4(a) above and (ii) Riverview has the right to acquire warrants to purchase 546,875 shares of Common Stock referred to in Item 4(a) above.)

            Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

            Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions. Therefore, this Amendment no longer includes Partners as a Reporting Person.

            (b) Percent of Class:

                7.32% (see Item 4(a) above)

            (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:

                       0

                (ii)   Shared power to vote or to direct the vote

                       3,750,725

                (iii)  Sole power to dispose or to direct the disposition of

                       0

                (iv)   Shared power to dispose or to direct
                       the disposition of

                       3,750,725

CUSIP No. 25388M100                   13G/A                  Page 8 of 9 Pages


Item 8. Identification and Classification of Members of the Group

         This statement is filed by:

             (i)    Riverview;

             (ii)   Holding, as the sole member of Riverview;

             (iii) Millennium Management, as the general partner and investment advisor of Holding; and

             (iv) Mr. Englander, as the sole managing member of Millennium Management.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25388M100                   13G/A                  Page 9 of 9 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2004



THE RIVERVIEW GROUP LLC                    MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,        By: Millennium Management, LLC
    its sole member                            its general partner

By: Millennium Management, LLC             By: /s/ Terry Feeney
    its general partner                        ------------------------------
                                               Name:  Terry Feeney
By: /s/ Terry Feeney                           Title: Chief Operating Officer
    ------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, LLC

By: /s/ Terry Feeney                           /s/ Israel A. Englander
    ------------------------------
    Name:  Terry Feeney                        ------------------------------
    Title: Chief Operating Officer             Israel A. Englander